UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number 333-133992
TELEMAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Telemar Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo 300, 11º andar, sala 1101 (parte)
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___   Form 40-F _______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______    No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  April 12, 2007
TELEMAR PARTICIPAÇÕES S.A.
By:  /s/ José Augusto da Gama Figueira
Name:  José Augusto da Gama Figueira
Title:    Executive Officer

TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company
CNPJ/MF N° 02.107.946/0001-87
Statement of Material Fact
In light of the information published today in the Brazilian press, Telemar Participações S.A. (“TmarPart”) advises that financial institutions have presented technical studies on the viability and convenience of TmarPart conducting a public tender offer by TmarPart for preferred shares in its subsidiaries Tele Norte Leste Participações S.A. (BOVESPA: TNLP; NYSE: TNE) and Telemar Norte Leste S.A. (BOVESPA: TMAR), but that no corporate decision has yet been made with respect to such an offer or the engagement of a financial institution to carry out such an offer. However, given the information that was disclosed, TmarPart informs the public that a meeting of its Board of Directors has been called for April 20, 2007 at 3:00 p.m. to discuss the following agenda items, which will also be the subject matter of a Prior Meeting (which has the discretion to approve it or not), to be held three business days prior to the date for the Board of Directors’ meeting, all in accordance with the shareholders’ agreement filed at TmarPart headquarters:
I.	The making of a voluntary public tender offer by TmarPart for the acquisition of all of the outstanding preferred shares in Tele Norte Leste Participações S.A. (“Tele Norte Leste”), on the following general conditions:
a.	a public offer carried out through the São Paulo Stock Exchange (“BOVESPA”);

b.	payment in cash, in Brazilian currency;

c.	a purchase price of R$35.09 per share, calculated on the basis of a premium of 25% over the weighted average of the quoted price for TNLP4 shares on BOVESPA at close of trading on the 30 trading days immediately prior to April 10, 2007;

d.	the public tender offer will be conditional upon acquisition of at least 2/3 of outstanding preferred shares, in accordance with the criteria contained in arts. 3 (III), 15 and 37 of CVM Instruction no. 361;

e.	the public tender offer will not be intended to cancel registration of Tele Norte Leste as a publicly-traded company and the notice of the offer will state that TmarPart’s management may consider, at the appropriate time, means for Tele Norte Leste shareholders to migrate to TmarPart;

f.	the offer will be irrevocable, subject to the occurrence, prior to the settlement date, of unforeseen events that substantially alter macro-economic conditions or the profitability of the target company;

g.	the offer referred to in this item I will not be conditional upon the result of the offer referred to in item II below.
II.	The making of a voluntary public tender offer by TmarPart for acquisition of the whole of the outstanding preferred shares in Telemar Norte Leste S.A. (“Telemar Norte Leste”)(TMAR5), on the following general conditions:
a.	a public offer carried out through the São Paulo Stock Exchange (“BOVESPA”);

b.	payment in cash, in Brazilian currency;

c.	a purchase price of R$52.39 per share, calculated on the basis of a premium of 25% over the weighted average of the quoted price for TMAR5 shares on BOVESPA at close of trading on the 30 trading days immediately prior to April 10, 2007;

d.	the public tender offer will provide that in the event contemplated in art. 15 of CVM Instruction no. 361 (acquisition of more than 1/3 but less than 2/3 of the outstanding shares, in a number determined pursuant to article 3 (III) and 37 of the Instruction), the shares will be acquired on a pro rata basis from the accepting shareholders;

e.	the public tender offer will not be intended to cancel registration of Telemar Norte Leste as a publicly-traded company and the notice of the offer will state that TmarPart’s management may consider, at the appropriate time, means for Telemar Norte Leste shareholders to migrate to TmarPart;

f.	the offer will be irrevocable, subject to the occurrence, prior to the auction date, of unforeseen events that substantially alter macro-economic conditions or the profitability of the target company;

g.	the offer referred to in this item II will be conditional upon the success of the offer referred to in item I above.
III.	the engagement of Rothschild to assist in carrying out the public offers referred to in items I and II above.
IV. the contracting of financing for the public offers referred to in items I and II above.
The content of this statement of material fact is being transmitted simultaneously with its release to the Investor Relations Officers of Tele Norte Leste Participações S.A. and of Telemar Norte Leste S.A.
Rio de Janeiro, April 10, 2007
Celso Fernandez Quintella
Investor Relations Officer
Tender offer statement
     The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. TmarPart has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials that TmarPart would distribute to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Following the commencement of any tender offer, security holders will be able to obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.